Mail Stop 4561
Via fax (213) 689-8639

April 29, 2010

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017

>   **Re: CyberDefender Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 000-53475**

Dear Mr. Guseinov:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1.   Please consider expanding your overview in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's performance. The overview should provide insight into the material opportunities, challenges and risks on which management is most

focused, as well as the actions being taken to address the same. Refer to Section III.A of SEC Release No. 33-8350. In this regard, we note that in your March 15, 2010 earnings call, your management identified several key goals for the company for 2010, including launching CyberDefender products on an international basis and obtaining a listing of the company's common stock on a national securities exchange. We note also disclosure in your Form 10-K of the significant competition the company faces in its industry. An expanded overview could discuss how management plans to address these opportunities and challenges, to the extent material.

2.   In order to provide readers with a view of the company through the eyes of management, companies should identify and address key variables and other qualitative and quantitative factors necessary for an understanding of the company. Refer to Section III.B of SEC Release No. 33-8350. In this regard, we note from your March 15, 2010 earnings call that management appears to focus on the company's renewal rates as a key metric of performance. Please tell us what consideration you gave to discussing and providing quantitative disclosure of your renewal rates in your management's discussion and analysis. We note in this regard that you indicate in your business disclosure on page 8 that you "have seen positive renewal numbers" upon which the company seeks to improve, and we note further your quantitative disclosure on page 23 of gross sales attributable to revenues. However, these disclosures do not appear to provide specific, quantitative information about the rate of renewal.

Trends, Events and Uncertainties, page 23

3.   We note your disclosures regarding "gross sales" by category for each quarter of the two years ended December 31, 2009.   We further from the disclosures in your March 15, 2010 Form 8-K that "the Company defines gross sales as GAAP revenues before refunds and charge backs, plus the change in deferred revenue." As gross sales appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K, please explain further the following as it relates to your disclosures in both your filed and furnished documents:

- Tell us how you considered the requirements in Item 10(e) of Regulation S-K, to clearly label the disclosures as a non-GAAP measure, provide a quantitative reconciliation to the most directly comparable GAAP measure, and state the reasons why management believes the presentation of the non-GAAP measure is useful. See also Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide reconciliation to the most directly comparable GAAP measure.

Please confirm your understanding in this regard and tell us how you intend to comply with these requirements.

Results of Operations, page 24

4.   We note your increase in net revenues is primarily attributable to the increase in new product sales and services as a result of your expanded product offerings as well as to an increase in renewals. Tell us how you considered expanding your disclosure to quantify and discuss the new product and service offerings that contributed to your increased revenues as well as quantifying the increase in revenue resulting from renewals. We refer you to Section to III.D of SEC Release No. 33-6835 and Item 303(a)(3) of Regulation S-K.

Item 9A. Controls and Procedures, page 28

5.   We note your discussion regarding the significant deficiency in your disclosure controls and procedures. Please tell us when the significant deficiency first began, when it was first identified and by whom and tell us your consideration to include this information in your disclosures. Also, tell us whether these deficiencies resulted in any post-closing year-end audit adjustments. If so, please provide a copy of such adjustments.

6.   Tell us whether the significant deficiency noted in your disclosure controls and procedures was also considered a significant deficiency in your internal controls over financial reporting. If not, please explain why. Alternatively, if you concluded that you also have a significant deficiency in your internal controls over financial reporting due to lack of documentation of controls, then tell us your consideration to disclose this information. Similarly, tell us whether you believe the material weakness in your internal controls over financial reporting had any impact on your disclosure controls and procedures and if not, please explain why.

Item 15. Exhibits, Financial Statement Schedules, page 32

7.   Your current report on Form 8-K filed on March 25, 2010, announces an amendment to the company's bylaws adopted on March 22, 2010. We note that the text of the amendment is filed as an exhibit to the Form 8-K, as required. However, you have not filed a complete copy of the bylaws as amended as an exhibit to your Form 10-K. Please refer to Item 601(b)(3)(ii) of Regulation S-K and advise. We note further that EDGAR lists your Form 8-K filed on March 25, 2010, as filed pursuant to Items 2.03 and 9.01 of Form 8-K, instead of Items 5.03 and 9.01 of Form 8-K as the body of the filing states and as appears appropriate. Please advise.

Signatures, page 34

8.   The report must be signed by your controller or principal accounting officer and
        by at least a majority of the board of directors. Refer to general instruction D(2)
        of Form 10-K. Any person who occupies more than one of the specified positions
        shall indicate each capacity in which he signs the report. We presume that Kevin
        Harris, your chief financial officer, also serves as your chief accounting officer
        and a director of the company. If this is the case, please indicate each capacity in
        which he signs the report in future filings. Otherwise, please file an amendment
        to include the signature of your controller or principal accounting officer and a
        majority of your board of directors.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9.   We note your disclosures on page 21 and page F-9, which states that revenue is
        recognized immediately for the sale of products that do not require product
        updates and services that are performed when purchased. Please tell to which
        product(s) this policy relates and explain further why these products do not
        require any updates and/or services.

10.   Your disclosures on pages 21 and F-9 also indicate you recognize the portion of
        the sale of bundled products and one of its services at the time of purchase when
        all of the elements necessary for revenue recognition have occurred. Please
        describe the nature and terms of these bundled arrangements and tell us
        specifically to which product and services you are referring. Also, describe the
        service that you provide at the time of purchase and clarify why up-front revenue
        recognition for this service is appropriate. Also, tell us if these bundled
        arrangements include any other services for which revenue is deferred. If so, then
        describe the process you use to determine VSOE of fair value for such services
        pursuant to ASC 985-605-25-6.

11.   We note on page 20 that you offer stand alone technical support services available
        as a one-time call or as an annual subscription. Please describe your revenue
        recognition policy for these services and tell us your consideration to disclose
        such policy in Note 1 to the financial statements.

12.   We note you automatically charge your customers for license renewals and if a
        customer decides they no longer wish to use your product, a chargeback (return)
        is processed. In your response letter dated May 7, 2007 (comment 9) you
        provided an analysis of your chargeback activity at such time. Please provide an
        updated analysis of your chargeback activity for each period presented and
        explain further how you evaluate the impact of such chargebacks on both your
        balance sheet and income statements. Also, while we note that chargebacks

typically occur within 30 days of renewal, tell us how you account for any chargebacks that occur after this period and tell us the amount of chargebacks after 30 days for each period presented.

Advertising Costs, page F-9

13.   We note that in the fourth quarter of fiscal 2009 you began capitalizing direct-response advertising costs and amortizing them over the expected period of future benefits, which is generally twelve months. Please describe further the nature of your direct-response advertising materials and tell us how you considered the guidance in ASC 340-20-25-4 through 25-10 in concluding that such costs should be capitalized. Also, tell us how you determined the expected period of future benefits related to such costs.

Note 5 - Stockholder's Deficit, page F-14

14.   We note your disclosure regarding options on pages F-20 and F-21 do not include a description of the method and significant assumptions used to estimate the fair value of options such as (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends. Tell us how you considered providing such disclosures pursuant to ASC 718-10-50-2f.

Note 6 - Notes Payable, page F-22

15.   Please provide the calculations to support the $745,200 beneficial conversion feature recorded with your November 2009 8% Secured Convertible Promissory Notes.

Note 10 – Subsequent Events, page F-30

16.   Tell us how you intend to account for the 9% convertible promissory notes issued in March 2010. In this regard, tell us whether the embedded conversion feature will be bifurcated from the host instrument and accounted for as a derivative pursuant to ASC 815-40. Alternatively, tell us how determined the amount of the beneficial conversion feature pursuant to ASC 470-20-30 and provide the calculations that support your accounting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief